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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C.  20549

                                    FORM 12B-25
                                                     Commission File No. 0-19771

                             NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K [ ] Form 20F [ ] Form 11-K [ ] Form 10-Q [ ]Form N-SAR

For the Period Ended:    December 31, 1996

  [ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR      [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K


For the Transition Period Ended
                               ---------------------------------------------

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                  PART I
                          REGISTRANT INFORMATION

Full Name of Registrant:          DATA SYSTEMS & SOFTWARE INC.

Address of Principal              200 Route 17
Executive Office:                 Mahwah, New Jersey  07430

                                  PART II
                          RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed.
(Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

     [X] (b)  (i) The subject annual report, semi-annual report, transition
report on Form 10-K, Form   20-F, 11-K or Form N-SAR, or portion thereof will be
filed on or before the fifteenth calendar day following the prescribed due date; or

     [ ]      (ii) The subject quarterly report or transition report on
Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c)   The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

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                                  PART III
                                 NARRATIVE

          Additional time is needed to prepare a complete and accurate report. The report will be filed as soon as possible and no later than the fifteenth calendar day following its original due date.

                                  PART IV
                             OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

                   Mr. Yacov Kaufman
                   Data Systems & Software Inc.
                   200 Route 17
                   Mahwah, New Jersey  07430
                   Telephone:  (201) 529-2026

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [X] Yes  [ ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 NARRATIVE

          The anticipated changes are fully set forth in the statement of income included in the press release issued by Registrant on March 31, 1997. Such release reflects a net loss of $2.03 million, or $0.28 per share for 1996 compared with net income (excluding non-recurring gains) of $3.4 million, or $0.46 per share, in 1995.

          DATA SYSTEMS & SOFTWARE INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 31, 1997                  By /s/ Yacov Kaufman
                                      ---------------------
                                      Yacov Kaufman
                                      Vice President and Chief Financial Officer